LETTERHEAD OF HAHN&HESSEN LLP ATTORNEYS

Celebrating our 75th Anniversary

Founded in 1931

James Kardon	Direct Dial: 212-478-7250
Member of the Firm	Email: jkardon@hahnhessen.com

September 27, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Ladies and Gentlemen:

We are counsel to Lightspace Corporation (“Lightspace” or the “Company”) in connection with its proposed registration of Units for sale by the Company to the public.  In furtherance of the foregoing and on behalf of the Company, we hereby transmit Lightspace’s sixth amended Registration Statement on Form S-1 (File No. 333-131857) (the “Registration Statement”).  Capitalized terms used in this letter shall have the meanings given to them in the Registration Statement.

This Registration Statement responds to the comments set forth in the Staff’s letter (the “Staff’s Letter”), dated September 26, 2006.  The Staff’s Letter was prepared in connection with the Staff’s review of the Registration Statement, originally filed on February 14, 2006, as amended.  For ease of reference, we have set forth below, in boldface, each comment in the Staff’s Letter followed by our response to that comment, in normal typeface.

Exhibit 5.1

1.               The legality opinion must cover all securities registered.  We note that the opinion does not cover securities to be issued to the underwriters.  Please revise.

We have revised the opinion to cover the underwriter’s warrant and securities issuable upon exercise thereof.

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2.               It is unclear why you opine as to New York law regarding the Unit Warrants rather than Delaware law.  Please advise or revise.

We have revised the opinion to express our opinion with respect to the enforceability of the underwriter’s warrant, rather than the Unit Warrants, under New York law, as the underwriter’s warrant is governed by New York law.

3.               Several of the disclaimers in the paragraph beginning “In addition, the foregoing opinions are qualified…” appear either unnecessary, inapplicable and/or inappropriate.  Please tell us in your response letter which disclaimer qualifies which opinion and obtain a revised opinion of counsel that clarifies the same.  Please also tell us why such qualifications are necessary.  For example, explain how the laws and provisions referred to in clauses (b), (c) and (e) would effect the binding obligation of the warrants.  We may have further comment.

We have deleted the qualifications previously contained in clauses (b) and (e), and the reference to arbitration provisions in the last qualification.  We have limited the qualification in clause (c) to the underwriter’s warrant.  Otherwise, the qualifications apply generally to the opinions set forth in the letter.

Very truly yours,

/s/	James Kardon
James Kardon